CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Report of Independent Registered Public Accounting Firm dated April 14, 2008 covering the related consolidated balance sheet of Emerald Dairy, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, stockholders' equity and accumulated other comprehensive income, and cash flows for each the year ended December 31, 2007, included in this Registration Statement and related Prospectus on Amendment No. 3 to Form S-1 (Form S-1 No. 333-149201) of Emerald Dairy, Inc. and subsidiaries to be filed on approximately August 27, 2008 registering 14,874,052 shares of common stock held by selling stockholders. We also consent to the reference to us under the heading "Experts" in such Registration Statement and related Prospectus.

/s/ WINDES & MCCLAUGHRY
Windes & McClaughry Accountancy Corporation

Long Beach, California
August 27, 2008